Annual Shareholder Meeting Results PIMCO Dynamic Income Fund

PIMCO Dynamic Income Fund held their
annual meetings of  shareholders on December 18, 2014.
Shareholders voted as indicated below:

PIMCO Dynamic Income Fund

Election of Craig Dawson Class II to serve until the annual meeting for the 2017-2018 fiscal year Affirmative 38,392,614
Withheld Authority 686,656
Re-election of Bradford K. Gallagher Class II to serve until the annual Meeting for the 2017 2018 fiscal year Affirmative 38,125,625 Withheld Authority 953,645
Re-election of James A. Jacobson Class II to serve until the annual Meeting for the 2017-2018 fiscal year Affirmative 38,135,258 Withheld Authority 944,012

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A.DeCotis and Messrs. Hans W. Kertess, William B. Ogden, IV, Alan Rappaport and John C. Maney continued to serve as Trustees of the Fund.

Interested Trustee

Special Shareholder Meeting Results PIMCO Dynamic Income Fund

The Funds held a special meeting of shareholders on June 9, 2014 to vote on the approval of the new investment management agreement between the Funds and PIMCO, as discussed in the Notes.
to Financial Statements. The special meeting was convened as scheduled on June 9, 2014. However, because sufficient votes in favor of the proposal had not been received for any Fund at the time of the special meeting, the shareholders of each Fund present voted to adjourn the special meeting to July 10, 2014 to permit further solicitation of proxies. On July 10, 2014 the special meeting was reconvened, and common and preferred shareholders (if any) of each Fund voted as indicated below:

Approval of an Investment Management Agreement between
PIMCO Dynamic Income Fund and Pacific Investment Management
Company LLC


   For      Against    Abstain
20,173,731  344,916   2,752,019